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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Azul and Embraer Sign Firm Order For Up To 50 E-Jets E2

São José dos Campos - Brazil, May 21, 2015 – Embraer S.A. and Azul Linhas Aéreas Brasileiras S.A. have reached a final agreement for 30 firm orders for the E195-E2 jets. The contract, announced as a Letter of Intent (LOI) during the 2014 edition of the Farnborough International Airshow, in July last year, also includes an additional 20 purchase rights for the same model, bringing the total potential order up to 50 E195-E2 jets.

“In the name of Embraer’s 19,000 employees, I want to thank Azul for choosing us, once again, to be a part in the development of the company, which was born and has grown with the E-Jets in the Brazilian market,” says Paulo César Silva, President & CEO, Embraer Commercial Aviation. “This new contract is a show of confidence in the E-Jets E2 program, which is following in the steps of the commercial success of the current E-Jets generation. For that reason, we continually invest in meeting the demands of the airline companies for an even more efficient generation of aircraft.”

The contract for the E-Jets E2 has an estimated value of USD 3.2 billion, at Embraer’s current list prices, if all purchase rights are converted to firm orders. The firm orders will be included in Embraer’s 2015 second-quarter backlog. The first delivery is scheduled for the second quarter of 2020.

“Our partnership with Embraer, since the founding of Azul, has been decisive for consolidating our business plan and our growth in the domestic aviation market. By choosing airplanes built and developed in Brazil, Azul contributes to generating and maintaining jobs, as well as to the development of Brazil’s economy,” states David Neeleman, CEO of Azul. “The E2 will be the most advanced airplane in its category, providing a savings on fuel burn more than 20% higher than the current model. That will be fundamental for maintaining our competitive fares and for growing in the domestic market.”

Currently, the Brazilian airline has a total of 82 E-Jets in service and another six E195s on order. It operates the largest fleet of E195s in the world. With this firm order from Azul, the E-Jets E2 backlog reaches 242 firm orders, plus 348 options and purchase rights.

The first delivery of an E-Jets E2 (the E190-E2) is planned for the first semester of 2018. The E195-E2 is scheduled to enter service in 2019 and the E175-E2 in 2020. The E-Jets E2 program reinforces Embraer’s commitment to continuously invest in the company’s line of commercial jets and to maintain leadership in the 70 to 130-seat aircraft segment. Embraer’s E-Jets E2s have state-of-the-art Pratt & Whitney PurePowerTM Geared Turbofan high by-pass ratio engines (PW1700G on the E175-E2, PW1900G on the E190-E2 and E195-E2). Combined with new aerodynamically advanced wings, full fly-by-wire flight controls, and improvements to other systems, the E2s will deliver significant reductions in fuel burn, maintenance costs, emissions, and external noise.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Azul Linhas Aéreas Brasileiras S.A.

Azul Linhas Aéreas Brasileiras S.A. is the airline with the greatest number of destinations served in Brazil. The company has a fleet of 143 aircraft, more than 10,000 employees, over 900 departures per day, 100+ destinations being served, and one-third of all the departures in the country. The quality of its services has been proven by many national and international awards. In 2014 Azul was named by Skytrax World Airline Awards, for the fourth time in a row, as the “Best low-cost airline in South America”. The company also received the FlightStats Award as the “Airline with best on-time performance in South America”, and was recognized as the most on-time airline in Brazil, in 2014, according to Infraero criteria. That same year, the company was named the “Best low-cost carrier in the world” by CAPA – Centre for Aviation. For more information visit www.voeazul.com.br

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44, and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jet family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190, and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since E-Jets entered revenue service in 2004, Embraer has received over 1,500 firm orders for this aircraft family. More than 1,100 have been delivered.

In 2013, Embraer launched E-Jets E2, the second generation of its E-Jets family of commercial aircraft comprised of three new airplanes – E175-E2, E190-E2, E195-E2 – seating from 70 to 130 passengers. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer